PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended July 31, 2013

page 1 of 12 pages

Dated September 19, 2013

The selected financial information set out below and certain comments which follow are based on and derived from the condensed interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the six months ended July 31, 2013 and from the audited financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the year ended January 31, 2013 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km north of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the NYSE MKT Equities Exchange under the symbol PBM.

Overall Performance

The Company is required to conduct an Environmental Assessment to determine the potential for adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of the Morrison Copper/Gold Project.  An Environmental Assessment (“EA”) is conducted at the conceptual design level prior to detailed engineering and obtaining the various Licenses and Permits required for the construction, operation, decommissioning and reclamation of a mine.  The Company’s Environmental Assessment Certificate (“EAC”) Application for the proposed Morrison Copper/Gold mine was based on a Feasibility level design, which is a comprehensive technical and economic study.

The Company has been working on the development of the Morrison Copper/Gold Project since 1998.  PBM entered the Pre-Application stage of the EA Process on September 30, 2003.  In July 2010, PBM entered the Application Review stage of the EA process.  On August 20, 2012, on day 763 of the 180-day Review period, the British Columbia Environmental Assessment Office (“BCEAO”) completed the EA Application Review and submitted their referral documents to the Ministers for a decision.  On October 1, 2012, the Application was rejected by the Ministers.

The Company first submitted an Application for an EAC to the BCEAO in September 2009.  In May 2010, PBM submitted an Addendum to address the deficiencies in the Application.  In July 2010, the BCEAO announced that they had accepted the Company’s Application for review.  In October 2010, PBM requested a timeline suspension of review period to respond to the comments and issues raised by reviewers.  PBM submitted its responses to those comments in November 2010.  A Review Response Report was submitted to BCEAO in March 2011.  In June 2011, in response to comments received from the Provincial and Federal Agencies, a revised Review Response Report (“RRR Rev.2”) was submitted.  In August 2011, PBM requested a one-week suspension in order to respond to additional questions and provide clarification on commitments coming from the review of the RRR Rev. 2.  In September 2011, the BCEAO issued a draft copy of their Assessment Report to the Working Group.  Subsequent to receiving the Working Group comments, the BCEAO determined that they were not prepared to make a decision regarding the project and they retained a 3rd party reviewer to assess the Project.  In November 2011, the Company’s consulting firm, Klohn Crippen Berger (“KCB”) submitted a response to the 3rd party report addressing key areas that may have been overstated and additional review observations.  The BCEAO subsequently agreed to allow the 3rd party reviewer the opportunity to revise their report.  In November 2011, PBM received a second 3rd party report pertaining primarily to aquatic effects (effects on fish).  In January 2012, PBM submitted the 3rd Party Review Response Report, which was provided to Robertson Geoconsultants and BC Ministry of Environment for review.  In addition, the BCEAO commissioned Dr. Bernard Laval of UBC to review the results of the Lake Effects section of the 3rd Party Review Response Report completed by Dr. Greg Lawrence.  In April 2012, PBM submitted the 3rd Party Review Response Report - Addendum 1.  As a result of PBM’s responses to the 3rd Party Review, the Company received a revised draft copy of the BCEAO’s Assessment Report.  In August 2012, the Company was informed by the BCEAO that the timing for referral to the deciding ministers would take place on August 20, 2012.  On August 13th, the Company submitted its’ final response with respect to the EA Application and received a copy of the referral documents on August 27th.  The Ministers had 45 days, until October 5th, 2012, to make a decision on the EAC.

The Company’s Application determined that there are no significant adverse environmental, economic, social, heritage and health effects.  The BCEAO EA report also concluded that there were no significant adverse effects and it concluded that the Company had adequately and reasonably addressed all the issues raised by government agencies, First Nations and the public (over 70 government agency reviewers, nine organizations and over 800 issues/comments).  The Company wishes to emphasize that the feasibility level design and environmental assessment of the Project was prepared by qualified professionals who have extensive world-wide experience.

The BCEAO and the Company agreed to the 32 Conditions that are terms for receipt of the EAC.  Plans to meet those conditions would be developed during the Detailed Engineering/Mines Act Permitting phase, which has not yet started.

On October 1, 2012, the Company announced that the Minister of Energy, Mines and Natural Gas and Minister Responsible for Housing and Deputy Premier, and the Minister of Environment had decided to refuse to issue an EA certificate for the Project as proposed.

On October 3rd, the Company announced that the full BCEAO EA report and the Recommendations of the Executive Director reports were available online for review.  The Executive Directors’ report indicates that the proposed project does not have the potential for significant adverse effects and that First Nations have been consulted and accommodated appropriately.  The Executive Director’s report also stated the position of the Federal Agencies.  It summarized that “The CEA Agency considers that the issues examined by its agencies have been addressed through project design, mitigation measures and other commitments agreed to by the Proponent.  The CEA Agency has produced a draft Comprehensive Study Report that concludes that the proposed Project is not likely to cause significant adverse environmental effects.”

In addition to obtaining an EA Certificate from the provincial environmental assessment process, a company must also receive approval from the Canadian Environmental Assessment Agency (CEAA) pursuant to the Canadian Environmental Assessment Act.  The Canadian Environmental Assessment Agency (“CEAA”) and the British Columbia Environmental Assessment Office (“BCEAO”) coordinate the federal and provincial Environmental Assessments under the Canada-British Columbia Agreement for Environmental Assessment Cooperation.  In July 2012, the Company provided comments to the Canadian Environmental Assessment Agency (CEAA) on a draft Comprehensive Study Report (“CSR”).  On August 30, 2012, CEAA informed PBM that CEAA had received feedback from the federal departments on the draft Comprehensive Study Report (“CSR”) and was planning to have a second draft prepared for PBM comments during the week of September 4, 2012.  Further, the CEAA draft CSR, which was received by the Company in September 2012, concluded that “The environmental effects of the project have been determined using assessment methods and analytical tools that reflect current best practices of impact assessment practitioners.  As a result of incremental changes to the project design and additional mitigation measures and commitments applied to the project throughout the comprehensive study process, the Agency concludes that the project can be constructed, operated, maintained and decommissioned without significant adverse effects, including consideration of cumulative effects.  No significant adverse biological, physical or human health effects are predicted and any residual effects are predicted to be of low magnitude, moderate duration, localized in geographic extent and reversible over the long term following decommissioning.  Taking into account the above, including proposed mitigation measures and proponent commitments; the Agency concludes that the project is not likely to cause significant adverse environmental effects.”  On October 30th, the Company was advised by CEAA that due to the refusal of the BC EAC, CEAA was requesting additional information regarding whether and how the Company intends to redesign the Project to address the concerns identified.

Between October 31, 2012 and January 9, 2013, the Company responded in regards to the denial of the Company’s Application for an EAC and provided information to the public on the project including:

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responding to the stated factors considered by the Ministers in reaching their decision (emailed to the ministers and posted on the Company’s website.).

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a statement that the Project is not located within the Skeena River headwaters, but is located at the most eastern edge of the Skeena River watershed, 160 kilometers from the Skeena River, and the Project’s footprint represents 0.046% of the of the Skeena River watershed.

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the information that a Fish Habitat Compensation Plan was developed by a qualified Fisheries Biologist to compensate for an estimated 1,850 square meters of lost fish habitat in several tributary streams and ponds on the east side of Morrison Lake.

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information that the plan to line the Tailings Storage Facility with a geomembrane liner was at the request of the BC EAO and its reviewers.

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in response to the concerns expressed with respect to the treatment of ARD by the Ministry of Energy and Mines (“MEM”), the Company stated that the collection and treatment of ML/ARD is not the preferred choice, however, it is acceptable as per the ML/ARD Policy, Guidelines and precedence set by other projects, as it can be a highly effective and reliable means for protecting the environment.

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including that Company was asked during the review process to place the waste rock into the open-pit on closure when the Executive Director’s Report states that the project was inconsistent with the ML/ARD Policy.

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information on the effects of the project on the Morrison Lake Water Quality stating that on closure, all surface and excess Tailings Storage Facility (“TSF”) water will be directed to the open-pit, which will be allowed to be filled with water to a level below the level of Morrison Lake and will be treated by a high-density sludge (“HDS”) water treatment plant and the MEM and its consultant Lorax Environmental stated that “MEM considers a HDS lime treatment plant to be proven technology that is capable of providing effective and reliable means of treating TSF and open-pit water to protect the environment”.

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that the treated water from the HDS treatment plant will be transported, via a pipeline that will extend to the deepest portion of the lake and discharge vertically upward from a depth of approximately 60m (197 feet) from a single port diffuser into the northern section of Morrison Lake.

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information on the amount of data collected to support the Company’s understanding of Morrison Lake Water with baseline data starting in 2003 and continuing through 2011, a bathymetry survey conducted in 2008 and aquatic resources data including water quality, sediment, fish habitat surveys, benthic invertebrate and plankton, periphyton taxonomy, chlorophyll and biomass; drift net sampling, fish sampling, and including metals analysis.

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information that the Morrison Lake Sockeye Salmon stock was historically enhanced by the Babine Salmon Hatchery which operated from 1907 to 1936.

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information on the dilution capacity of the Morrison Lake concluding that efficient mixing within the lake would be obtained and that the changes in predicted lake metal concentrations, using upper bound loadings due to the project, are below BC Water Quality Guidelines and only nominally above baseline.

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information on the extent of work completed during the Environmental Assessment period, all according to the Approved Terms of Reference (“TOR”).

On January 16th, the Company repeated the 2009 Feasibility Study Results, describing the scope, design and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill with a 21 year mine life.  The mineral reserve estimates were been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators.  The reserve estimate takes into consideration all geologic, mining, milling and economic factors and is stated according to Canadian Standards (NI 43-101).  Under US standards, no reserve declaration is possible until financing and permits are acquired.

On February 6, 2013, the Company released information to the public on the economic effects of the Morrison Copper/Gold Project.  The total Project expenditures during the life of the Project are estimated to be approximately $2.5 billion.  During the two year construction period, the total increase in Gross Domestic Product (“GDP”) from the Project’s direct, indirect, and induced effects are expected to total $104.3 million in each year of construction.  The Project will provide 1,117 direct jobs per year and the employees (both direct and supply industries) would benefit from $78.7 million in household income.  The contribution to government tax revenues during the construction period will annually generate $22 million in direct tax revenue, of which $9.5 million would go to the federal government and approximately $12.7 million would go to the province.  In addition, the supply industry will generate $7.1 million in federal tax revenue, $5.7 million in provincial tax revenue and $0.9 million in municipal tax revenue.  The total annual government tax revenue is estimated to be $35.8 million per year for a total of $71.6 million.  During the 21 year operation period, the total increase in GDP from the Project’s direct, indirect, and induced effects are estimated to total $50 million annually for a total of $1,050 million ($1.05 billion).  The Project will provide 601 jobs per year during the 21 years operation period.  In each year of operation, the Project and Supply Industry employees will benefit from $34.9 million in household income for a total of $723.9 million.  The contribution to government tax revenues during the 21 year operation period will annually generate $5.4 million in direct tax revenue, of which $2.9 million would go to the federal government and $2.5 million would go to the province.  In addition, the supply industry would generate $3.0 million in federal tax revenue, $2.5 million in provincial tax revenue and $0.7 million in municipal tax revenue.  The total annual government tax revenue is estimated to be $11.7 million per year for a total of $245.7 million.  The total tax revenue from construction and operations is $317.3 million in federal, provincial and municipal taxes.  Please note that the Provincial Mineral Tax calculation is not included in this calculation.  This information is taken from the Environmental Assessment Certificate documentation prepared by the BCEAO (report dated August 21, 2012) for the Morrison Copper/Gold Project.

In February, the Company retained John J.L. Hunter, Q.C. of Hunter Litigation Chambers Law Corporation.  On April 4th, the Company announced Hunter Litigation Chambers Law Corporation filed a petition with the Supreme Court of British Columbia to set aside the decision to deny the Company’s application for an EAC in connection with the Company’s proposal to construct and operate the Morrison Copper/Gold Project.  The petition seeks the following relief:  a.)  an order in the nature of certiorari quashing and setting aside the decision made in late September 2012 to deny the application for an EAC in connection with the Company’s proposed open pit copper/gold mine near Morrison Lake in north-central British Columbia; b.)  an order remitting the Company’s application for a Certificate to the Ministers for reconsideration with directions from the Court; c.)  costs; and d.)  such further and other relief as this Court considers just and appropriate.  A copy of the petition as filed with the court is available on the Company’s website on the reports page.  On May 1st, the Company received a request made to Hunter Litigation Chambers by the Ministry of Justice for a period of time to respond to the petition and the Company has agreed to May 31st as the date for the response.  The petition was heard in British Columbia Supreme Court in August 2013 and is disclosed in the Outlook 2013/2014 section, on page 5 of this document.

The Company wishes to emphasize that it is strongly committed to continue to work towards bringing the proposed Morrison Copper/Gold Project to commercial production.

During the quarter under discussion, the Company did not issue any shares on exercise of options.

On May 23rd, the Company announced a private placement at a price of $4.00 per unit.  On July 15th, the Company announced that it had completed 70,000 units.  The Units consisted of one share at a purchase price of $4.00 per share, and one warrant to purchase an additional half of one share at a price of $4.00 exercisable any time prior to 5:00 p.m. Vancouver time on July 8, 2014 and at a price of $5.00 exercisable any time prior to 5:00 p.m. Vancouver time on July 8, 2015.  The shares shall not be traded before November 8, 2013.  The proceeds of the private placement will be used for general working capital and no finders fee or commission was payable for this private placement.

On June 5th, the Company cancelled the 583,530 options granted on June 23, 2008 at an exercise price of $7.81 and 160,000 options granted on July 13, 2009 at an exercise price of $5.75 and the 365,700 options granted on June 30, 2010 at an exercise price of $7.70 and the 603,077 options granted on May 16, 2011 at an exercise price of $7.44 and 398,000 options granted on June 20, 2011 at an exercise price of $7.40 and the 266,200 options granted on July 26, 2012 at an exercise price of $12.73 and granted 2,370,257 options at a price of $4.00 exercisable for a period of seven years and on July 18, the Board approved the granting of 87,050 shares at a price of $4.00 exercisable for a period of seven years.

The Company’s audited financial statements for the year ended January 31, 2013, filed on sedar on May 27, 2013, contained in the auditor's report a paragraph titled Emphasis of Matter in accordance with Canadian and United States auditing standards.  The report from the Auditors states:  “Without qualifying our opinion, we draw attention to Note 2b to these financial statements, which states the Company incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit.  This, along with other matters as described in Note 2b, raise substantial doubt about the ability of the Company to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2b.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty”.

Note 2b states in part that “the Company is a resource company, and must incur expenses during the process of exploring and evaluating a mineral property to prove the commercial viability of the ore body, a necessary step in the process of developing a property to the production stage.  Without a producing property, the Company does not have a current source of revenue from operations.  The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit.  The ability of the Company to continue as a going-concern depends upon its ability to continue to raise adequate financing and to develop profitable operations in the future.  The Company is taking measures to reduce corporate overhead and, subsequent to fiscal year end, has announced a private placement.  However, neither of these is necessary for the Company to meet its current obligations.  There are uncertainties related to events that give rise to substantial doubt as to whether or not the Company can continue as a going concern.  The Company's initial application for a BC EAC, a necessary, but not the only, step in the process of the development of the Morrison property was denied.  The Company has petitioned the British Columbia Supreme Court to set aside this decision.’’

On June 10th, at 1:30 pm Pacific time, the Company held the Annual General Meeting at the Company’s corporate office in Vancouver.  All nominated directors were re-elected to the board and all resolutions passed with 42.24% of our issued shares represented.  Shareholders present at the meeting were updated on the Company’s activities and had the opportunity to speak to the directors and ask questions.

On June 13th, the Company announced that it has retained the services of Renmark Financial Communications Inc. to assist with its investor relations activities.  In consideration of the IR services to be provided, the Company has agreed to a monthly retainer of $7,000.  Renmark Financial Communications does not have any interest, directly or indirectly, in the Company or its securities, or any right or intent to acquire such an interest.

Outlook for 2013/14

On August 7, the Company announced that it was in British Columbia Supreme Court, represented by well-known lawyer John Hunter, Q.C., challenging the decision announced by the provincial government on October 1st of last year in regards to its proposed Morrison Copper/Gold Mine.  The Company believes the government erred in overlooking conclusions in their own 206-page comprehensive assessment report dated August 21, 2012.  That report, which represented the culmination of an environmental assessment process that lasted almost 10 years and cost the Company approximately $10 million, stated that, based upon successful implementation of mitigation measures and legally-binding conditions, the Environmental Assessment Office “is satisfied that the proposed Project is not likely to have significant adverse effects.”  The comprehensive assessment report also concluded that the First Nations consultation process was “carried out in good faith,” was “appropriate and reasonable in the circumstances,” and was sufficient to “maintain the honour of the Crown.”

In an unprecedented and surprising move, the Executive Director of the EA Office rejected the conclusions of his office's comprehensive assessment report and recommended that the Morrison Copper/Gold Mine not be approved, a recommendation the government adopted.  The Executive Director's recommendation was based in part on a new “risk versus benefit” test introduced after the assessment report was completed, and which the Company was not given any opportunity to address.  This test was not included in the TOR established for the environmental assessment, was not applied previously to other projects and has not been consistently applied since the negative decision regarding the Morrison Copper/Gold Mine project.  The Company believes this fails to meet the requirements of procedural fairness.

On August 14, the Company advised that the hearing in the British Columbia Supreme Court had concluded.  The hearing was before Justice Kenneth Affleck, Q.C. and lasted two and a half days.  During the hearing, oral submissions were made by lawyers for the Company, for the Government, for the Lake Babine Nation, and for the Hereditary Chiefs of the Gitxsan Nation.

At the conclusion of the hearing, Justice Affleck reserved judgment.  Justice Affleck's decision will follow at a later date.  Out of respect for the court process, the Company does not anticipate conducting media interviews about the court proceedings at this time

Subject to receiving all required permits and authorizations, mine construction will proceed with the following activities:

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Prepare applications for  permits and other authorizations and licenses;

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Finalize our contracting strategy for Pre-production;

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Tender Pre-Production Contracts (EPC);

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Proceed with procurement including ordering long lead time items (i.e. HPGR, Ball Mills, etc);

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Site Engineering Survey; and

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Detailed Engineering and Design.

The Company’s current share capital is 15.1 M shares fully diluted including 250,000 common shares to be issued to Xstrata (formerly Noranda, Falconbridge) upon the start of commercial production as part of the purchase agreement with Noranda.

The Company would like to advise that our financial statements are available, for downloading or a copy sent by regular mail, on our website at www.pacificbooker.com/financials.htm.  The information provided there will not be used for any purpose other than the mail out of the requested documents.

Subsequent to the period end, the Company has not issued any common shares, announced or completed any private placements, granted or cancelled any options.

Results of Operations

The largest amount in total on the Statement of Comprehensive Loss is the recording of the share based payments and the offsetting contributed surplus in equity.  As this is a non-cash transaction, it has no impact on the working capital of the Company.  This calculation creates a cost of granting options to the employees, consultants and directors.  The cost is added to our operating expenses with the corresponding increase in the Company’s equity.  The share based payment expense is allocated, in proportion to the number of options granted, to the accounts for Consulting fees ($298,431), Directors fees ($906,626), Investor relations fees ($513,049), Professional fees ($91,768) and Wages and benefits ($274).  These amounts total $1,810,148 for the current fiscal period, compared to $1,169,489 for the same period in the previous year.

in Professional fees which were higher by $ If the share based payments amounts were removed from the operating loss, the loss would show as $486,244, an increase of $44,122 when compared to the same period in the previous fiscal year (without the gain from the settlement of the Rescan litigation, in the amount of $1.8 million in fiscal 2012).  The largest amount difference was 81,780, reflecting the cost for the legal council in the EAC matter.  The next largest amount difference was in Shareholder information and promotion costs which were down by $21,988 when compared to the same period in the previous year, due to the Company providing financial assistance to the Lake Babine Nation to attend the PDAC in Toronto in 2012.  The next largest amount was a decrease in Wages and Benefits, in the amount of $11,645, reflecting a decrease in office staff and reduced costs related to the exercise of options by directors and employees.  The next largest amount difference was a decrease in Travel costs, in the amount of $11,388 reflecting the decrease in activity since the denial in October 2012.  The next largest amount difference was a decrease in Office Rent in the amount of $4,776, reflecting the decreased cost for the office after the move in May.  The next largest amount difference was an increase in Filing and Transfer agents fees in the amount of $4,593 mostly due to the filing fees for the private placement in May 2013.  The next largest amount difference was an increase in Office and miscellaneous in the amount of $3,850 reflecting additional costs related to the office move.  Directors’ fees were up by $2,000 reflecting one additional meeting held by the board.  Depreciation was $2,230 lower than the same period in the previous fiscal year as it is calculated on the declining asset balance each year.  Finance income was down by $2,549 when compared to the same period in the previous fiscal year due to the reduction in funds held in term deposits.  Foreign exchange loss/(gain), Investor relations fees, and Telephone all remained within $1,500 of the same period in the previous fiscal year.

During the quarter under discussion, the Company incurred $48,153 in exploration & evaluation expenditures on the Morrison property, compared to $81,638 in exploration & evaluation expenditures on the Morrison property in the same period in the previous fiscal year.  Please see Note 6 in the financial statements for expenditures by item and area.

During the quarter under discussion, the Company announced and completed a private placement and   issued 70,000 shares at a price of $4.00 per share for total proceeds of $280,000.  The private placement units consisted of one share and a warrant to purchase one half of one share at a price of $4.00 per share until July 8, 2014 and at $5.00 per share until July 8, 2015.  There was no finder’s fee payable for this private placement and the proceeds will be used for general working capital.  In the same period in the previous fiscal year, the Company did not announce or complete any private placements.

During the quarter under discussion, the Company did not issue any common shares on exercise of options.  During the same period in the previous fiscal year, the Company issued 20,000 common shares on exercise of options for total proceeds of $135,600 and a reclassification of Contributed surplus to capital stock in the amount of $49,999.

Options were granted during the second quarter of both the current and previous fiscal year.  The current grantings are detailed in the Overall Performance section of this discussion.

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from cash on hand, and reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal year 2013, the Company reported a net loss of $1,045,316 ($0.09 per share) compared to a net loss of $3,788,641 ($0.31 per share) for the year ended January 31, 2012.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires in April 2014.  Details on the financial obligations are detailed in our annual financial statements (Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Xstrata LLP for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our interim financials statements and annual financial statements (Note 5).

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Related Party Transactions

Payments were made or incurred to 3 current company directors for services provided in the course of normal business operations.  Specifically, to 2 directors for shareholder relations and financing, and to another director for services related to project management.  Payment was also made to an officer of the Company for accounting and management services.  Fees for these services amounted to $97,262 in the current quarter of the fiscal year compared to $95,596 for the corresponding period in the previous fiscal year.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $12,000 for the current quarter of the current fiscal year compared to $6,000 for the corresponding period in the previous fiscal year.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 3 of the annual financial statements.

Issuer’s disclosure controls and procedures

The Company has procedures that we believe provide reasonable assurance that material information is made known to the individuals preparing the filings by others within the Company, particularly during the period in which the annual filings are being prepared.  The Company has controls in place over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (“IFRS”), and the Company has evaluated the effectiveness of it’s disclosure controls and procedures as of the end of the period covered by the annual filings.  We hereby disclose our conclusion that the disclosure controls and procedures are effective.

The Company was audited on its internal control over financial reporting, as of January 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This audit was required for our US listing because the Company’s market capital at July 31, 2012 was in excess of $75 million.  The Company’s procedures and processes were reviewed and it was determined by our audit firm that the Company had some material weaknesses in the internal control over financial reporting, based on the criteria established in the Internal Control - Integrated Framework.  The material weaknesses are that some elements in the control environment of the Company that had not been fully implemented or do not operate effectively, a lack of segregation of duties in the Company due to the small number of personnel, and access controls to some information systems do not operate effectively.

Management has addressed the first deficiency in the Entity level policies by reviewing and updating the policies already established and implementing a program to ensure all individuals are informed and provided with access to the policies.  In regards to the second deficiency, Management believes that any potential benefits of adding personnel to clearly segregate accounting duties does not justify the additional costs associated with the increase in staffing and additional staff is not required for any other reason at this time.  Management plans to implement some policies that will give greater assurance without incurring additional expenses.  In regards to the third deficiency, Management expects that some information system deficiencies will continue into the future.  The information system deficiencies are in the areas of password controlled access to the information systems.  The standards make no allowance for a small organization, with little confidential information, but require frequently changed complex passwords and logs on access attempts.  The Company is a very small office with only 4 staff members that have worked for the Company for a number of years.  There is also a requirement for a written contract with the Company’s IT company.  The Company has used the same technical firm for IT services for many years without a written agreement.  That has worked very effectively for the Company to date.  The Company has not upgraded the information technology systems hardware and network recently, and has no immediate plans to incur the additional expense until such time as the project moves into the next phase and the necessary upgrade of information systems and control policies will be required.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results.  Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2011	$ 29,595,790	$ -	$ 14,610	$ 2,119,915	$ 0.18
January 31, 2012	$ 29,520,573	$ -	$ 11,390	$ 3,788,641	$ 0.31
January 31, 2013	$ 30,905,845	$ -	$ 3,960	$ 1,045,316	$ 0.09

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
October 31, 2011	$ 2,006	$ 1,026,166	$ 1,024,160	$ 0.09
January 31, 2012	$ 3,805	$ 795,944	$ 792,139	$ 0.06
April 30, 2012	$ 977	$ (1,150,616)	$ (1,151,593)	$ (0.09)
July 31, 2012	$ 1,873	$ 965,077	$ 963,204	$ 0.07
October 31, 2012	$ 389	$ 687,959	$ 687,570	$ 0.06
January 31, 2013	$ 721	$ 546,856	$ 546,135	$ 0.05
April 30, 2013	$ 299	$ 444,728	$ 444,429	$ 0.04
July 31, 2013	$ 2	$ 1,851,965	$ 1,851,963	$ 0.15

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the 9 month period ended October 31, 2011	$7,585	$3,004,087	$2,996,502	$0.25
for the year ended January 31, 2012	$11,390	$3,800,031	$3,788,641	$0.31
for the 3 month period ended April 30, 2012	$977	$(1,150,616)	$(1,151,593)	$(0.09)
for the 6 month period ended July 31, 2012	$2,850	$(185,539)	$(188,389)	$(0.02)
for the 9 month period ended October 31, 2012	$3,239	$502,420	$499,181	$0.04
for the year ended January 31, 2013	$3,960	$1,049,276	$1,045,316	$0.09
for the 3 month period ended April 30, 2013	$299	$444,728	$444,429	$0.04
for the 6 month period ended July 31, 2013	$301	$2,296,693	$2,296,392	$0.19

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at July 31, 2011	4,832,500	4,832,500
to October 31, 2011	-	-
to January 31, 2012	-	-
As at January 31, 2012	4,832,500	4,832,500
to April 30, 2012	-	-
to July 31, 2012	-	-
to October 31, 2012	-	-
to January 31, 2013	-	-
As at January 31, 2013	4,832,500	4,832,500
to April 30, 2013	-	-
to July 31, 2013	-	-
As at July 31, 2013	4,832,500	4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at July 31, 2011	24,191,531	(859,434)	23,332,097
to October 31, 2011	257,079	-	257,079
to January 31, 2012	208,684	-	208,684
As at January 31, 2012	24,657,294	(859,434)	23,797,860
to April 30, 2012	(59,377)	-	(59,377)
to July 31, 2012	81,638	-	81,638
to October 31, 2012	49,467	-	49,467
to January 31, 2013	47,936	-	47,936
As at January 31, 2013	24,776,958	(859,434)	23,917,524
to April 30, 2013	44,360	-	44,360
to July 31, 2013	48,153		48,153
As at July 31, 2013	24,869,471	(859,434)	24,010,037

Equity

The table following shows the change in capital stock and net operating expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at July 31, 2011	$48,648,417	$7,192,834	$1,972,342	$26,231,107	$29,610,144
to October 31, 2011	78,751	810,689	1,024,160	27,255,267	29,475,424
to January 31, 2012	-	582,976	792,139	28,047,406	29,266,261
As at January 31, 2012	$48,727,168	$8,586,499	$3,788,641	$28,047,406	$29,266,261
to April 30, 2012	151,580	365,782	(1,151,593)	26,895,813	30,935,216
to July 31, 2012	185,599	707,878	963,204	27,859,017	30,865,489
to October 31, 2012	530,357	340,031	687,570	28,546,587	31,048,307
to January 31, 2013	-	332,332	546,135	29,092,722	30,834,504
As at January 31, 2013	$49,594,704	$10,332,522	$1,045,316	$29,092,722	$30,834,504
to April 30, 2013	-	206,380	444,429	29,537,151	30,596,455
to July 31, 2013	280,000	1,603,768	1,851,963	31,389,114	30,628,260
As at July 31, 2013	$49,874,704	$12,142,670	$2,296,392	$31,389,114	$30,628,260

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our financial statements.

Subsequent to the end of the period, no common shares were issued, no private placements were announced or completed, and no options were granted or cancelled.

Shares issued:
Certificate Dated	details	Transaction amounts		Accumulated totals
		# of shares	$	# of shares	$
July 31, 2013	balance forward			12,356,539	$ 49,874,704

Options transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
July 31, 2013	total outstanding				2,457,307

Warrant transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
July 31, 2013	total outstanding				35,000